Exhibit 4

Stock Purchase Agreement

dated 11 November 2025

relating to sale and purchase of the shares in

D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi

between

TurkCommerce B.V.
as the Seller

and

Joint Stock Company Kaspi.kz
as the Purchaser

TABLE OF CONTENTS

This Agreement is made on 11 November 2025:

Between:

(1)   **TurkCommerce B.V.**, a private limited liability company (*besloten vennootschap met beperkte aansprakelijkheid*) duly incorporated and validly existing under the laws of the Netherlands, having its official seat in Amsterdam and its registered address at Amstelveenseweg 760, 1081JK Amsterdam (the "**Seller**"); and

(2)   **Joint Stock Company Kaspi.kz,** a joint stock company duly incorporated and validly existing under the laws of Kazakhstan, having its official seat in Almaty and its registered office at 154A Nauryzbai Batyr Street Almaty, 050013, Republic of Kazakhstan (the "**Purchaser**").

The Seller and the Purchaser shall jointly be referred to as the "**Parties**" and each a "**Party**".

Whereas:

(A)   D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi is a joint stock company duly incorporated and validly existing under the laws of the Republic of Türkiye, registered with the Istanbul Trade Registry under the registration number 436165-0 and having its registered office at Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi No: 12 Trump Towers Kule:2 Kat:2 Şişli/Istanbul, Republic of Türkiye (the "**Company**").

(B)   The Seller owns in aggregate 42,885,686 ordinary shares (each with a nominal value of TRY 0.20) in the share capital of the Company, with a total nominal value of TRY 8,577,137.20, representing approximately 13.1551% of the Company's issues share capital. The Seller wishes to sell and transfer to the Purchaser, and the Purchaser wishes to acquire 10,000,000 Shares in total, representing approximately 3.0675% of the Company's issued share capital ("**Sale Shares**"), free of any Encumbrances on the terms and subject to the conditions of this Agreement (the "**Transaction**").

(C)   The Purchaser and the Seller are parties to the Shareholders' Agreement, with the Purchaser having subsequently become a party through the execution of a Deed of Adherence between the Parties on January 29, 2025 (the "**SHA**").

(D)   It is the intention of the Parties that the resale of the Sale Shares shall be made in reliance upon the safe harbor exemption from the registration requirements of the Securities Act of 1933, as amended (the "**Securities Act**"), provided under Rule 903 of Regulation S promulgated under the Securities Act ("**Regulation S**").

It is agreed:

1.   **Definitions and Interpretation**

1.1.   **Definitions**

In this Agreement:

"**ADS**" means an American Depositary Share issued under the Deposit Agreement by and between The Bank of New York Mellon, as depositary, and the Company, each ADS representing one ordinary share of the Company;

"**Affiliate**" means, with respect to any Person, (i) any other Person that, directly or indirectly, alone or through one or more intermediaries, Controls, is Controlled by, or (ii) is under common Control with, that Person and with respect to an individual, the individual's spouse, relative up to the level of third degree or a child or (iii) any other Person directly or indirectly Controlling or jointly Controlling such first mentioned Person; and "**Affiliates**" shall be construed accordingly;

"**Agreement**" means this Stock Purchase Agreement including its amendments, additions or omissions made from time to time;

"**Business Day**" means any day, excluding Saturday, Sunday and any other day on which commercial banks in the Republic of Türkiye, the Republic of Kazakhstan or the Netherlands are authorized or required by law to close;

"**Claims**" means any claims (including but not limited to claims for receivables, costs, expenses, damages, losses, losses, penal clauses, liabilities, compensation or other rights and receivables, counterclaims, right of set-off, compensation, reclamation, unjust enrichment and/or negative determination), whether legal, asserted by any Person, including but not limited to tax authorities, Social Security Institution of Türkiye and other Governmental Authorities, private persons and organizations, all receivables, rights, claims, demands, lawsuits and all kinds of legal proceedings, whether criminal or administrative, actual or contingent, direct or indirect, foreseeable or unforeseeable, past, present or future, in whatever capacity and within the sphere of influence of whichever country they arise, all obligations, responsibilities and liabilities of whatever kind and nature; and "**Claim**" means each of these;

"**Claim Notice**" shall have the meaning given to the same in Clause 5.8.1;

"**Closing**" means completion of the sale and purchase of the Sale Shares and payment of the Purchase Price to the Seller, as well as the consummation of any other relevant transactions under this Agreement in accordance with Clause 3;

"**Closing Date**" means the date of completion of the transactions contemplated herein to occur in accordance with Clause 3, which shall be the fifth Business Day following the Signing Date, unless otherwise agreed in writing by the Parties or the date Closing occurs in accordance with Clause 3.4.1;

"**Company**" has the meaning given to the same in the Recitals;

"**Company Board**" means the board of directors of the Company;

"**Continuing Provisions**" means Clause 1 (*Definitions and Interpretation*), Clause 6 (*Termination*), Clause 7 (*Confidentiality*), Clause 8 (*Announcements and Publicity*), Clause 9 (*Assignment*), Clause 10 (*Severance and Validity*), Clause 11 (*Variations*), Clause 12 (*Entire Agreement*), Clause 13 (*Remedies and Waivers*), Clause 16 (*Costs and Expenses*), Clause 17 (*Notices*) and Clause 18 (*Applicable Law and Dispute Resolution*), all of which shall continue to apply after the termination of this Agreement pursuant to Clause 6 (*Termination*) without limit in time;

"**Control**" means, in relation to a person:

    (a)   holding or controlling, directly or indirectly, a majority of the voting rights exercisable at shareholder meetings (or the equivalent) of that Person; or

    (b)   having, directly or indirectly, the right to appoint or remove directors holding a majority of the voting rights exercisable at meetings of the board of directors (or the equivalent) of that Person; or

(c)   having, directly or indirectly, the ability to direct or procure the direction of the management and policies of that Person, whether through the ownership of shares, by contract or otherwise; or

(d)   having the ability, directly or indirectly, whether alone or together with another, to ensure that the affairs of that Person are conducted in accordance with his or its wishes, and

      (i)   the terms "Controlling" and "Controlled" shall be construed accordingly; and

      (ii)   any two or more Persons acting together to secure or exercise Control of another Person shall be viewed as Controlling that other Person;

"**Electronic Transfer**" means the clearing houses automated payment system or any other method of electronic transfer that is accompanied by an irrevocable SWIFT MT103 (or an equivalent instrument as applicable as at the date of transfer) message for same-day value;

"**Encumbrance**" means any claim, pledge, charge, lien (other than a lien arising by operation of law), mortgage, debenture, hypothecation, security interest, pre-emption right, option, right of first refusal, usufruct, right in rem, limited right in rem, attachment or security interest or any other similar type of third-party right or interest (rights and obligations arising under the SHA and applicable restrictions under U.S. securities laws shall not constitute an Encumbrance);

"**Exchange Rate**" means the average of the buying and selling currency exchange rates published by the Central Bank of the Republic of Türkiye on the Business Day immediately preceding the relevant date;

"**Final Claim**" means any claim by the Purchaser under this Agreement the amount of which:

(a)   the Seller and the Purchaser have agreed in writing as being the amount for which the Seller is liable against the Purchaser; or

(b)   has been awarded by an arbitral tribunal in favor of the Purchaser and against the Seller in a final judgement or award and no right of appeal/set aside exists in respect of such judgement or award, or any such appeal/set aside right has been expired or been waived pursuant to Clause 18 (*Applicable Law and Dispute Resolution*);

"**Governmental Authority**" means any supra national, national or sub national authority, any sub-division thereof, including without limitation, any court, governmental department, state, municipal, local governmental, quasi-governmental or administrative commission, agency, regulator, regulatory body or authority and judicial or administrative body or board having jurisdiction over the Parties and the Company, as applicable, and the matter in question;

"**Laws**" means any law, rule, constitution, decree, judgment, decision, legislation, order, ordinance, regulation, statute, treaty or other legislative, administrative or judicial or legal measure, directive, regulation, practice, concession or requirement, as amended from time to time, which have the force of law applicable to either of the Parties and/or the Company;

"**Losses**" means with respect to any matter, any direct and actual losses, including charges, costs, damages, fines, penalties, interest and all legal and other professional costs and expenses (as long as reasonable and documented) incurred by the Purchaser which would have not been so incurred or suffered had there been no breach of the Agreement by the Seller, excluding any indirect and consequential losses, loss of profit, loss of reputation, loss of earnings and loss of opportunity; and "**Loss**" shall be construed accordingly;

"**Notice**" has the meaning given to the same in Clause 17.1;

"**Party/Parties**" has the meaning given to the same in the introduction;

"**Payment Period**" shall have the meaning given to the same in Clause 5.8.3;

"**Person**" means any legal entity, firm, corporation, partnership or other business or legal person, as well as any natural person;

"**Purchase Price**" means USD 29,500,000;

"**Purchaser**" has the meaning given to the same in the introduction;

"**Purchaser's Warranties**" means the warranties given by the Purchaser in Clause 4.1 and 4.2;

"**Regulation S**" shall have the meaning given to the same in the Recitals;

"**Rules**" has the meaning given to the same in Clause 18.2;

"**Sale Shares**" has the meaning given to the same in the Recitals;

"**Section 13**" shall refer to Section 13 under the Securities Exchange Act.

"**Securities Ac**t" has the meaning given to the same in the Recitals.

"**Securities Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Seller**" has the meaning given to the same in the introduction;

"**Seller's Bank Account**" means following bank accounts:

Swift Code   : UGBINL2A

IBAN   : NL23 UGBI 8263 3825 80

Account Holder : TURKCOMMERCE B.V.

or in relation to the Seller, such other US Dollar denominated bank account as the Seller shall notify the Purchaser before the Closing Date;

"**Seller's Warranties**" means the warranties given by the Seller in Clause 4.1 and 4.3;

"**SHA**" has the meaning given to the same in the Recitals;

"**Signing Date**" means the date of execution of this Agreement by all Parties;

"**Tax**" or "**Taxation**" means all forms of tax, duty, rate, levy, charge, funds, contributions, social security premiums, payroll taxes or other imposition or withholding, whether direct or indirect levied by reference to income, profits, gains, capital contributions, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies, whenever and by whatever authority imposed in Türkiye or in any relevant jurisdiction, in respect of any Person, together with any interest, penalty or fine;

"**Taxation Authority**" means any governmental or other authority competent to impose Taxation in Türkiye or in any relevant jurisdiction;

"**TCC**" means the Turkish Commercial Code no. 6102, published in the Official Gazette dated February 14, 2011 and numbered 27846 (as amended from time to time);

"**TCC 198 Resolution**" has the meaning given to the same in Clause 3.3.3;

"**TCO**" means the Turkish Code of Obligations no. 6098 published in the Official Gazette dated February 4, 2011 and numbered 27836 (as amended from time to time);

"**Third Party Claim**" has the meaning given to the same in Clause 5.8.4;

"**Transaction**" has the meaning given to the same in the Recitals;

"**TRY**" means the official currency of Türkiye;

"**Türkiye**" means the Republic of Türkiye;

"**US Dollar or USD**" means the official currency of the United States;

1.2. Interpretation

In this Agreement, unless otherwise specified:

1.2.1. The expression "in the agreed form" means in the form agreed between the Purchaser and the Seller and signed by or on behalf of the Purchaser and the Seller.

1.2.2. Any reference to "writing" or "written" means any method of reproducing words in a legible and non-transitory form.

1.2.3. References to "include" or "including" are to be construed without limitation.

1.2.4. References to a "company" include any company, corporation or other body corporate wherever and however incorporated or established.

1.2.5. References to a "person" include any individual, company, partnership, joint venture, firm, association, trust, governmental or regulatory authority or other body or entity (whether or not having separate legal personality).

1.2.6. The table of contents and headings are inserted for convenience only and do not affect the construction of this Agreement.

1.2.7. Unless the context otherwise requires, words in the singular include the plural and vice versa and a reference to any gender includes all other genders.

1.2.8. References to Clauses and paragraphs are to clauses and paragraphs of this Agreement.

1.2.9. References to any statute or statutory provision include a reference to that statute or statutory provision as amended, consolidated or replaced from time to time (whether before or after the Signing Date) and include any subordinate legislation made under the relevant statute or statutory provision except to the extent that any amendment, consolidation or replacement would increase or extend the liability of the Seller under this Agreement.

1.2.10. All payments required in accordance with this Agreement shall be made in US Dollars. For applying a reference to a monetary sum expressed in any currency other than US Dollars, an amount in a different currency shall be converted into US Dollars based on the Exchange Rate provided that in relation to a claim, the date of such conversion shall be the date of the payment of that claim.

1.2.11. This Agreement shall be construed as drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

2. Sale and Purchase, and the Purchase Price

2.1. The Seller hereby agrees to sell and transfer its Sale Shares to the Purchaser on the Closing Date for the Purchase Price, and the Purchaser hereby agrees to purchase and acquire from the Seller of the Sale Shares, free from any Encumbrances and with all rights attached to them as of the Closing Date.

2.2. None of the Seller or the Purchaser shall be obliged to complete the sale and purchase of any of the Sale Shares unless the sale and purchase of all (but not less than all) the Sale Shares and the payment of the Purchase Price are completed simultaneously in accordance with the terms and conditions set out herein.

2.3. The total price for the Sale Shares to be paid by the Purchaser to the Seller shall be the Purchase Price.

3. Closing

3.1. Unless otherwise agreed in writing by the Parties, the Closing shall take place on the Closing Date, at Akatlar Mahallesi Ebulula Mardin Caddesi Gül Sokak No. 2, Maya Park Tower 2, Beşiktaş 34335 Istanbul, Türkiye.

3.2. At Closing, the Seller shall:

3.2.1. procure the delivery of the Sale Shares, free from any Encumbrances and with all rights attached to them, to the Purchaser through the duly endorsement and delivery of the share certificates representing all of the Sale Shares to ensure that the Purchaser becomes, at the Closing Date, the legal owner of such Sale Shares;

3.2.2. deliver the share transfer notifications served onto the Company Board in respect of the sale of the Sale Shares to the Purchaser;

3.2.3. deliver to the Purchaser a copy of the resolution of the Seller's competent decision-making body (i) approving the execution of this Agreement, and any related documents, as well as the Seller's performance of its obligations under this Agreement, including any arbitration clause, and (ii) authorizing the signatories to sign this Agreement and any related documents on behalf of the Seller at or in connection with the Closing, and to take all necessary actions related thereto, and original of the notarized and apostilled power of attorney duly issued by the Seller in this respect.

3.3. At Closing, the Purchaser shall:

3.3.1. procure that the Purchase Price shall be transferred to the Seller's Bank Account by Electronic Transfer in immediately available cleared funds, in full and in cash, without any set off, counterclaim, deduction or withholding, clear of any costs and charges, and share a SWIFT MT103 (or an equivalent instrument as applicable as at the date of transfer) message evidencing the payment of same on the value date set as the Closing Date (the Purchaser shall be relieved of its obligation to pay the Purchase Price upon due receipt of the Purchase Price by the Seller);

3.3.2. procure the adoption of the resolution by the Company Board to approve the sale of the Sale Shares to the Purchaser and registration of the Sale Shares in the name of the Purchaser as the legal owner of the Sale Shares in the share ledger of the Company, and delivery of the same to the Seller

3.3.3. procure the adoption of the resolution by the Company Board and the execution of associated documents regarding the notifications to be made to the Istanbul Trade Registry under article 198 of the TCC ("**TCC 198 Resolution**");

3.3.4. deliver to the Seller the share transfer notifications served onto the Company Board in respect of the acquisition of the Sale Shares from the Seller;

3.3.5. deliver to the Seller a copy of the resolution of the Purchaser's competent decision-making body (i) approving the execution of this Agreement, and any related documents, as well as the Purchaser's performance of its obligations under this Agreement, including any arbitration clause, and (ii) authorizing the signatories to sign this Agreement and any related documents on behalf of the Seller at or in connection with the Closing, and to take all necessary actions related thereto, and original of the notarized and apostilled power of attorney duly issued by the Purchaser in this respect.

3.4. If there is a breach of (i) Clause 3.2 on the Closing Date, the Purchaser or (ii) Clause 3.3 on the Closing Date, the Seller, may without prejudice to any of its rights and remedies under this Agreement and applicable Law:

3.4.1. defer Closing by a period of not more than ten (10) Business Days to a date determined by the non-breaching party (with the provisions of this Clause 3 applying to Closing as so deferred);

3.4.2. proceed to Closing as far as practicable, by waiving any such act or obligation to the extent permitted by law (without limiting its rights and remedies under this Agreement); or

3.4.3. terminate this Agreement with immediate effect.

3.5. All actions contemplated to be performed or consummated by the Parties at Closing shall be regarded as a single concurrent transaction and shall, to the extent practicable, occur and be performed and consummated simultaneously, and except as provided by this Agreement, no such action shall be deemed performed or consummated, and Closing shall not occur, unless all such obligations are consummated in accordance with the provisions of this Agreement or waived in writing by the relevant Party.

3.6.   **Post-Closing Obligations**

3.6.1.   The Purchaser shall procure that necessary MERSIS procedures in relation to the TCC 198 Resolution are carried and an application is made to the Istanbul Trade Registry by the Company within 10 (ten) days after the Closing Date to register the TCC 198 Resolution and announcement thereof is made in the Turkish Trade Registry Gazette.

3.6.2.   The Purchaser and the Seller shall jointly submit or shall procure (to the extent practically possible) the Company and the relevant subsidiary of the Company submits (if required), a notification to the Central Bank of the Republic of Turkey in relation to the Transaction within 10 (ten) Business Days as from the Closing in accordance with applicable Law.

4.   **Warranties**

4.1.   Each of the Purchaser and the Seller provides the following warranties and covenants:

4.1.1.   It is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and have full corporate power and authority to conduct its business.

4.1.2.   It has full legal right and all requisite power and authority to execute and deliver this Agreement and to perform the Transaction and the obligations contemplated thereunder. The execution and delivery of this Agreement and the consummation of the transactions and performance of the obligations thereunder have been duly and validly authorized by all necessary actions on its part. This Agreement has been duly and validly executed and delivered by it and constitutes a valid and binding obligation enforceable against it in accordance with its terms.

4.1.3.   The execution, delivery and performance of the documents under this Agreement by it will not result in a breach of (i) any provision of its articles of association, by-laws or equivalent constitutional documents; or (ii) any order, judgment or decree of any court or Governmental Authority by which it is bound.

4.1.4.   It acknowledges and agrees that the resale of the Sale Shares is being made in reliance upon the safe harbor exemption from the registration requirement of the Securities Act provided under Rule 903 of Regulation S.

4.1.5.   It acknowledges and agrees that, in connection with the private resale of the Sale Shares contemplated in this Agreement, it is not relying upon any material non-public information (as such term is defined or understood under applicable U.S. securities laws) in making its investment decision.

4.2.   The warranties and covenants set out below shall be given solely by the Purchaser:

4.2.1.   No order has been made, petition presented, or resolution passed for the winding up of the Purchaser. No administrator nor any receiver, manager or equivalent officer has been appointed by any person in respect of the Purchaser or all or any of its assets and, so far as the Purchaser is aware, no steps have been taken to initiate any such appointment, and no voluntary arrangement has been proposed. The Purchaser has not become subject to any analogous proceedings, appointments, or arrangements under the laws of any applicable jurisdiction.

4.2.2. The Purchaser has immediately available on an unconditional basis (subject only to the Closing) the cash resources required to meet in full its obligations under the Agreement.

4.2.3. As of the date of this Agreement, there is no action, claim, allegation, suit, complaint, demand, dispute, audit, litigation, arbitration proceeding pending or, threatened in writing against the Purchaser that challenges the validity or enforceability of the Purchaser's obligations under this Agreement.

4.2.4. The Purchaser is located outside the United States at the time of the offer and sale, is not a U.S. person (as defined in Regulation S), and is acquiring the Sale Shares for investment purposes.

4.2.5. The Purchaser acknowledges that the Sale Shares have not been registered under the Securities Act, and prior to the expiration of 40 days from the Closing Date, offers and sales by it of the Sale Shares in the United States or to U.S. persons (as defined in Regulation S) shall be made only in accordance with the provisions of Rule 903, pursuant to a registration statement under Securities Act, or pursuant to an exemption from the registration requirements of the Securities Act.

4.2.6. The Purchaser is not, nor will it be required to give any notice to or make any filing with or obtain any permit, consent, waiver or other authorization from any Governmental Authority in connection with the transactions contemplated under this Agreement, except for the stamping of the SPA by the National Bank of Kazakhstan and as provided under this Agreement.

4.2.7. The Purchaser represents that it is aware of the rules and regulations promulgated by the U.S. Securities and Exchange Commission related to insider trading and to the extent applicable it undertakes to comply with such rules then in effect, in connection with any transactions related to the Sale Shares.

4.3. The warranties and covenants set out below shall be given solely by the Seller:

4.3.1. The Seller has full and valid title to the Sale Shares and the Seller is the sole legal owner of the Sale Shares and has rights to exercise all voting rights over the Sale Shares. The Sale Shares are free and clear of any Encumbrances, and the Seller has not entered into any agreements or arrangements to create any Encumbrances over the Sale Shares. The Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Seller to sell, transfer, or otherwise dispose of any Sale Shares sold by it hereunder (other than this Agreement). Except for this Agreement and the SHA, the Seller is not a party to any voting trust, proxy, or other contract with respect to the voting of any Sale Shares sold by it hereunder.

4.3.2. As of the date of this Agreement, there is no action, claim, allegation, suit, complaint, demand, dispute, audit, litigation, arbitration proceeding pending or, threatened in writing against the Seller that challenges the validity or enforceability of the Seller's obligations under this Agreement.

4.3.3. It is not, nor will it be required to give any notice to or make any filing with or obtain any permit, consent, waiver or other authorization from any Governmental Authority in connection with the transactions contemplated under this Agreement, except as provided in this Agreement.

4.3.4. No order has been made, petition presented, or resolution passed for the winding up of the Seller. No administrator nor any receiver, manager or equivalent officer has been appointed by any person in respect of the Seller or all or any of its assets and, so far as the Seller is aware, no steps have been taken to initiate any such appointment, and no voluntary arrangement has been proposed. The Seller has not become subject to any analogous proceedings, appointments, or arrangements under the laws of any applicable jurisdiction.

4.4. Neither the Purchaser nor the Seller is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, in connection with this Agreement and the transactions contemplated by this Agreement except for the Purchaser's Warranties in case of the Purchaser and the Seller's Warranties in case of the Seller. The Purchaser expressly acknowledges that except for the Seller's Warranties, the Seller makes no further or other representations, warranties, or assurances, expressed or implied, concerning the Seller and the Sale Shares as of and before the date of this Agreement. The Seller does not make any representation or warranty, express or implied, or give any assurance to the Purchaser in this Agreement or otherwise, with respect to the Company or its business and operations or with respect to the Company's prospects, employees, customers, agreements, operations or liabilities. Accordingly, the Seller shall not be liable for the accuracy of any forecasts, estimates, projections, statements of intent or opinion provided to the Purchaser or its Representatives on or prior to the date of this Agreement and no other statement, promise or forecast made by or on behalf of the Seller may form the basis of any claim by the Purchaser under or in connection with this Agreement or any other ancillary agreement.

4.5. The Seller's Warranties qualify as main obligations (*asli borç*) of the Seller in accordance with article 112 of the TCO, the breach or falsehood of which would trigger the liability of the Seller irrespective of the Seller's fault (*kusurdan bağımsız*) and not mere liabilities against defects (*ayıba karşı tekeffül*). The Seller's Warranties shall not be limited or affected in any respect by the provisions of Articles 223 and 231 of the TCO, Article 23 of the TCC or any other relevant provision of these laws relating to notice, statute of limitations and examination procedures and periods, and periods under the TCO and TCC that limit or restrict the Purchaser's right to be indemnified shall not be used as a counterplea by the Seller against the Purchaser.

5.   Liability

5.1. Notwithstanding any other provision of this Agreement, the Seller shall compensate the Purchaser only for:

(a)   any and all Losses incurred or suffered by the Purchaser which would not have been incurred or suffered had the Seller's Warranties been true and accurate and not misleading; and

(b)   any and all Losses incurred or suffered by the Purchaser arising out of or a result of a breach of any Closing obligations of the Seller (other than for the Seller's Warranties) contained in this Agreement.

5.2. The liability of the Seller in respect of any Claim shall not, in any circumstance, exceed the total amount of the Purchase Price received by the Seller pursuant to this Agreement.

5.3. The liability of the Seller under this Agreement shall be subject to the statute of limitations prescribed under the applicable Law.

5.4. Other Limitations

5.4.1. The Seller shall not be liable for any Claim to the extent that the liability arises or is increased as a result of any change in Law, legislation or any implementation or interpretation of any Law not in force at the Closing Date

5.4.2. The Seller shall not be liable for any Claim arising or increased exclusively as a result of any voluntary act or omission or at the written request or with the written approval of any member of the Purchaser (including the Purchaser and its Affiliates) before, on or after the Closing Date.

5.4.3. The Seller shall not be liable for any Claim in respect of any breach that is capable of remedy and to the extent that the breach is remedied, provided that the written acceptance (such written acceptance may not be unreasonably withheld) of the Purchaser regarding the remedy has been obtained within 30 (thirty) days after the Claim Notice is given by the Purchaser to the Seller.

5.4.4. The Seller's liability for contingent or unquantified Losses shall be governed by and determined in accordance with applicable Law.

5.4.5. The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution, or indemnity more than once for the same Loss. The Seller shall not be liable for any Claim to the extent that the matter giving rise to such Claim has been otherwise compensated in a manner acceptable to the Purchaser, provided that the Purchaser submitted its written acceptance (such written acceptance may not be unreasonably withheld) regarding compensation without Loss to the Purchaser. If the Seller has, at the agreement of the Purchaser, paid an amount in discharge of any Claim by the Purchaser against the Seller, and the Purchaser recovers from a third-party a sum that indemnifies or compensates the Purchaser (in whole or in part) for the Losses which are the subject matter of such Claim, the Purchaser shall pay to the Seller as soon as practicable after receipt of such sum an amount equal to: (i) the sum recovered from the third party less any costs and expenses reasonably incurred in obtaining such recovery; or (ii) if less, the amount previously paid by the Seller to the Purchaser.

5.5. Nothing in this Agreement shall operate to exclude the liability of the Seller for a claim (including the Claims) that arises as a result of fraud or willful misconduct (*kasıt*) or gross negligence (*ağır ihmal*) by the Seller.

5.6. The Purchaser shall, to the extent reasonably possible, mitigate any Loss which it may suffer as a result of a breach by the Seller of this Agreement or as a result of any fact, matter, event or circumstance likely to give rise to a Claim, provided that the Purchaser shall not be required to take any action that would unduly increase its costs or risks.

5.7. The Purchaser's sole remedy for any breach of this Agreement shall be damages for Losses arising from such breaches and no breach of this Agreement will give rise to any right on the part of the Purchaser to rescind or terminate this Agreement after the Closing, except for breach of the Seller's Warranties (except for Clause 4.3.3) before Closing in which case the Purchaser may terminate this Agreement. In addition to any other remedies available under this Agreement, the Purchaser shall be entitled to (i) seek specific performance of the Seller's obligations under this Agreement and/or (ii) obtain injunctive relief.

5.8.   Claim Procedure

5.8.1.   If an event occurs which is likely to give or gives rise to the Seller's liability under this Agreement after Closing, the Purchaser shall give written notice to the Seller (the "**Claim Notice**") of all reasonable relevant facts as soon as practicable following becoming aware of it and in any event within 30 (thirty) Business Days of the date on which the Purchaser becomes aware of the relevant event which is likely to give or gives rise to the Seller's liability. Any Claim Notice shall set out in reasonable detail the nature of the Claim in question and, if reasonably practicable, the Purchaser's estimate of the quantum of the Claim to the extent possible at the time the Claim Notice is given and include all documents and legal and factual information evidencing the fact, matter circumstance or event causing such Claim, in each case, to the extent available to the Purchaser.

5.8.2.   If at the end of a 30 (thirty) Business Day period following receipt of a Claim Notice by the Seller, the Parties fail to reach a written agreement for the settlement or the remedy of the Claim, then the Purchaser shall be entitled to take the Claim to dispute resolution pursuant to Clause 18 (*Applicable Law and Dispute Resolution*).

5.8.3.   Within 30 (thirty) Business Days of the determination of a Final Claim ("**Payment Period**"), the Seller shall pay to the Purchaser the full amount of the Final Claim by irrevocable wire transfer to the bank account to be notified in writing to the Seller by the Purchaser. Any Claim shall be converted into US Dollars at an Exchange Rate applicable on date of the payment to be made by the Seller to the Purchaser. In determination of any Final Claim, an overdue interest (to be calculated based on the legally applicable overdue interest rate for the relevant foreign currency in Türkiye) accruing since the date the Purchaser made the Claim shall be taken into account and such overdue interest shall continue to apply after the end of the Payment Period until the actual payment of the Final Claim.

5.8.4.   After the Closing, in the event a third party asserts a Claim against the Company or the Purchaser that would cause the Seller to be liable to the Purchaser under the terms of this Agreement (the "**Third Party Claim**"), the Purchaser shall notify such Third Party Claim to the Seller together with background information concerning such Third Party Claim as soon as possible and in any event not later than 30 (thirty) Business Days after the Third Party Claim has been notified to the Purchaser and, if the ability to contest the Third Party Claim is dependent on such contest being made within a specific time period, not later than 5 (five) Business Days prior to the end of such contestation period. The Purchaser shall have the right to conduct and control the defence or settlement of any such Third Party Claim. If the Purchaser assumes the defence, the Seller shall cooperate with and provide reasonable assistance to the Purchaser in the defence of the Third Party Claim and the Purchaser shall (i) as a prudent merchant, properly and diligently defend, any such Third Party Claim with the assistance of a legal counsel; (ii) keep the Seller informed and updated, as soon as reasonably practicable, with respect to the Third Party Claim; (iii) not admit liability in respect of, or compromise or settle, the Third Party Claim without the prior written consent of the Seller (such written consent may not be unreasonably withheld) The

Seller shall be liable for all the Losses that arise as a result of withholding its consent to settlement. The Purchaser may, at its discretion, require the Seller to assume the defence of the Third-Party Claim, in which case the Seller shall (i) as a prudent merchant, properly and diligently defend, any such Third Party Claim with the assistance of a legal counsel; and (ii) keep the Purchaser informed and updated, as soon as reasonably practicable, with respect to the Third Party Claim, and (iii) shall not admit liability in respect of, or compromise or settle, the Third Party Claim without the prior written consent (such written consent may not be unreasonably withheld) of the Purchaser.

5.8.5. The Seller shall remain liable for the representations and warranties and the Purchaser may make a Claim against the Seller under this Agreement at any time, in accordance with this Clause 5.8, before the expiry of the statute of limitations prescribed under the applicable Law.

6. Termination

This Agreement may be terminated prior to the Closing (i) by mutual written consent of the Parties or (ii) by the Purchaser or the Seller as per Clause 3.4.3. In the event of termination of this Agreement, it shall cease to have any effect except for any liability of either Party then or previously in breach as per this Agreement and the Continuing Provisions, which shall remain in full force and effect. Following the Closing, neither Party shall have the right to terminate, rescind, or otherwise withdraw from this Agreement.

7. Confidentiality

7.1. Save as expressly provided in Clause 7.3, the Seller undertakes that it shall and shall procure that each member of the Seller (including any employee, current or former member of the Company Board, current or former director, agent, officer or adviser of the Seller or any of its Affiliates) shall keep and treat as confidential the provisions of the Agreement and all information that is possessed by each member of the Seller relating to the Company and the Purchaser as a result of negotiating or entering into the Agreement.

7.2. Save as expressly provided in Clause 7.3, the Purchaser undertakes that it shall and shall procure that each member of the Purchaser (including any employee, current or former member of the Company Board, current or former director, agent, officer or adviser of the Purchaser or any of its Affiliates) shall keep and treat as confidential the provisions of the Agreement and all information that is possessed by each member of the Purchaser relating to the Company and the Seller has received or obtained relating to the Seller as a result of negotiating or entering into the Agreement.

7.3. Except as provided for in Clause 8 (*Announcements and Publicity*), a Party may disclose, or permit the disclosure of, information which would otherwise be confidential if and to the extent that it:

7.3.1. is disclosed to agents of that Party if this is reasonably required in connection with this Agreement (and provided that such persons are required to treat that information as confidential); or

7.3.2. is required by law or any securities exchange, Governmental Authority or Taxation Authority (provided that such disclosure is made on a strictly need-to-know basis and the Party disclosing information shall, where not prohibited by the applicable Laws, promptly notify the other Party of such requirement with a view to providing such

Party with the opportunity to context such disclosure or otherwise agree the timing and content of such disclosure); or

7.3.3. was already in the lawful possession of that Party or its agents without any obligation of confidentiality (as evidenced by written records); or

7.3.4. is in the public domain at the date of this Agreement or comes into the public domain other than as a result of a breach by a Party of this Clause 7.

provided that prior written notice of any confidential information to be disclosed pursuant to Clause 7.3 shall be given to the other Party. The confidentiality restrictions in this Clause 7 shall continue to apply for a period of three (3) years from the Closing or termination of this Agreement as per Clause 6 (*Termination*) (whichever is the earliest).

8. Announcements and Publicity

8.1. Save as expressly provided in Clause 8.2, no announcement shall be made by or on behalf of either Party or a member of the Seller relating to the Transaction or Agreement without the prior written approval of the other Party, such approval not to be unreasonably withheld or delayed.

8.2. The Seller acknowledges and accepts that the Purchaser will make a public announcement to the Securities and Exchange Commission of United States of America regarding the Agreement and the transactions contemplated hereunder, as required by applicable regulations and the Seller agrees not make any announcements about the Transaction before such public announcement is made. In the future, the Seller and the Purchaser shall consult with each other and provide meaningful opportunity for review by the other Party prior to issuing any press releases or otherwise making planned public statements with respect to the transactions contemplated by this Agreement, and prior to making any filings with any third party or any Governmental Authority (including any national securities exchange) with respect thereto, except (i) as reasonably necessary to comply with applicable Law, (ii) by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or (iii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law.

8.3. Notwithstanding anything to the contrary in this Agreement, each Party acknowledges and agrees that it shall make all filings required under applicable U.S. securities laws, including without limitation any filings required under Section 13 of the Securities Exchange Act, or other applicable Law, in connection with the acquisition or disposition of the Sale Shares.

9. Assignment

9.1. No Party may assign, transfer, grant any Encumbrance over or deal in any way with its rights or obligations under this Agreement (including any cause of action arising in connection with it) or any right or interest in it without the prior consent of the other Party.

9.2. This Agreement shall be binding on and continue for the benefit of the successors, estate and personal representatives and assignees (as the case may be) of each Party.

10. Severance and Validity

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under governing law, it shall be deemed to be severed from this Agreement, and the Parties shall use all reasonable endeavors to replace such provision with one having an effect as close as possible to the deficient provision. The remaining provisions will remain in full force in that jurisdiction and all provisions will continue in full force.

11. Variations

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of the Parties.

12. Entire Agreement

This Agreement constitutes the entire understanding of the Parties in respect of their subject matter and supersede all prior agreements and understandings (oral or written) among the Parties with respect to such subject matter.

13. Remedies and Waivers

13.1. No waiver of any right under this Agreement shall be effective unless in writing. Unless expressly stated otherwise a waiver shall be effective only in the circumstances for which it is given.

13.2. No delay or omission by any Party in exercising any right or remedy provided by law or under this Agreement shall constitute a waiver of such right or remedy.

13.3. The single or partial exercise of a right or remedy under this Agreement shall not preclude any other nor restrict any further exercise of any such right or remedy.

14. Effect of Closing

The provisions of this Agreement which remain to be performed following Closing shall continue in full force and effect notwithstanding Closing.

15. Payments

Without prejudice to the provisions to the contrary in this Agreement, any payment required by this Agreement shall be made in full without any counterclaim, set off, deduction or withholding, save for any deduction or withholding required by applicable Law.

16. Costs and Expenses

16.1. Unless otherwise expressly provided in this Agreement, each Party shall bear its own costs and expenses incurred in relation to the negotiation, preparation, execution and implementation of this Agreement.

16.2. This Agreement shall be executed and compiled into two (2) original copies. One (1) original copy shall be kept by the Purchaser and one (1) original copy shall be kept by the Seller.

16.3. Any and all stamp taxes, if any, incurred in connection with the consummation of the transactions contemplated hereby shall be borne %50 by the Seller on the one hand and %50 by the Purchaser on the other hand and the Seller and Purchaser shall cooperate with one another in promptly making any filings in connection with any such stamp taxes, if any, and remitting such stamp taxes, if any, to any competent taxing authorities. Any transfer, income or corporate taxes imposed in connection with the sale of the Sale Shares in accordance with this Agreement, which are accrued on the Seller, shall be borne by the Seller.

16.4. Any amount payable by the Seller to, or at the direction of, the Purchaser under this Agreement shall, so far as possible, be deemed to be a reduction of the Purchase Price.

17. Notices

17.1. Any notice or other communication to be given under or in connection with this Agreement ("**Notice**") shall be in the English language in writing and signed by or on behalf of the Party giving it. A Notice may be delivered personally, or sent by e-mail (if receipt confirmed by the recipient), pre-paid recorded delivery or international courier to the address or e-mail provided in Clause 17.3, and marked for the attention of the person specified in that Clause.

17.2. A Notice shall be deemed to have been received:

17.2.1. at the time of delivery if delivered personally or by courier;

17.2.2. (if sent by e-mail) during normal business hours of the recipient, and if not, then on the next Business Day;

17.2.3. provided that if deemed receipt of any Notice occurs after 6:00 pm or is not on a Business Day, deemed receipt of the Notice shall be 9:00 am - on the next Business Day.

References to time in this Clause 17.2 are to local time in the country of the addressee.

17.3. The addresses and e-mail addresses for service of Notice are:

Seller:

Name : TurkCommerce B.V.

Address : Amstelveenseweg 760, 1081 JK Amsterdam, the Netherlands

For the attention of : Mr. J.A. van Dulken, Mr. G. de Bruijn

E-mail : PECORP@alterdomus.com, Jelle.vanDulken@alterdomus.com, Gert-Jan.deBruijn@alterdomus.com

Purchaser:

Name : Joint Stock Company Kaspi.kz

Address : 154A Naurybai Batyr Street Almaty, 050013, Kazakhstan

For the attention of : Mikheil Lomtadze, Yuri Didenko

E-mail : Lomtadze.Mikhail@kaspi.kz, Yuri.Didenko@kaspi.kz

17.4. A Party shall notify the other Party of any change to its details in Clause 17.3 in accordance with the provisions of this Clause 17, provided that such notification shall only be effective on the later of the date specified in the notification and five (5) Business Days after deemed receipt.

17.5. Notwithstanding the above, notices and communications described in Article 18/III of the TCC (consisting principally of notices of default or termination) shall be sufficiently given only if delivered via a Turkish notary or by registered mail (return receipt requested) and shall be deemed to have been given as of the date of proper service in accordance with Turkish law.

17.6. Any notice, request, demand or other communication to be made under this Agreement shall be considered as written evidence between the Parties hereto pursuant to the first sentence of Article 193 of the Turkish Civil Procedure Code (Law No. 6100).

18. **Applicable Law and Dispute Resolution**

18.1. This Agreement and all disputes arising out of this Agreement shall be governed by and construed in accordance with the laws of the Republic of Türkiye without reference to its conflict of laws principles.

18.2. All disputes arising out of or relating to this Agreement shall be submitted to the International Court of Arbitration of the International Chamber of Commerce and shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce ("**Rules**") by three (3) arbitrators appointed in accordance with the said Rules in effect at the time of the arbitration. The language of Arbitration shall be English, and place of arbitration shall be Istanbul, Türkiye. Laws of Türkiye, without reference to its conflict of laws principles shall apply to the merits of the dispute.

18.3. The Parties may seek injunctive relief in accordance with the Rules, and each Party reserves the right to apply to any competent Turkish court for any interim or conservatory measures, including pre-arbitration attachment or injunction orders, and any such application shall not be deemed to be incompatible with or a waiver of this Clause 18.

19. **Counterparts**

This Agreement may be executed in counterparts and shall be effective when each Party has executed and delivered a counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

This Agreement has been entered into by the Parties on the date first above written.

Signed for and on behalf of
TurkCommerce B.V.
Authorized Signatory: Jelle
Adriaan van Dulken (Director A)   …………………………………………………………

Authorized Signatory: Mustafa
Aydemir (Director B)   …………………………………………………………

Signed for and on behalf of
Joint Stock Company Kaspi.kz
Authorized Signatory: Mikheil
Lomtadze   …………………………………………………………